UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2019

Commission File Number: 001-36903

KORNIT DIGITAL LTD.

(Translation of registrant’s name into English)

12 Ha’Amal Street

Park Afek

Rosh Ha’Ayin 4824096, Israel

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

On June 13, 2019, Kornit Digital Ltd. (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”), with Citigroup Global Markets Inc., Goldman Sachs & Co. LLC and Barclays Capital Inc., as representatives of the several underwriters named therein (the “Underwriters”), relating to an underwritten public offering (the “Offering”), of 4,340,000 ordinary shares of the Company. The offering price to the public is $27.50 per share. In addition, the Company granted the Underwriters a 30-day option to purchase up to an additional 651,000 ordinary shares at the public offering price. The Offering is expected to close on or about June 18, 2019.

The foregoing description of the Underwriting Agreement is only a summary and is qualified in its entirety by reference to the Underwriting Agreement, a copy of which is attached as Exhibit 1.1 to this Form 6-K.

The Offering is being made pursuant to the Company’s effective registration statement on Form F-3ASR (File No. 333-232070), previously filed with the Securities and Exchange Commission (the “SEC”).

On June 11, 2019, the Company issued a press release titled, “Kornit Announces Launch of Public Offering of Ordinary Shares.” A copy of this press release is attached as Exhibit 99.1 to this Form 6-K.

On June 13, 2019, the Company issued a press release titled, “Kornit Announces Pricing of Public Offering of Ordinary Shares.” A copy of this press release is attached as Exhibit 99.2 to this Form 6-K.

This Report of Foreign Private Issuer is incorporated by reference in the Company’s registration statements on Form F-3, SEC file number 333-232070, filed with the SEC on June 11, 2019, and on Form S-8, SEC file numbers 333-230567, 333-223794, 333-217039, 333-214015 and 333-203970, filed with the SEC on March 28, 2019, March 20, 2018, March 30, 2017, October 6, 2016 and May 7, 2015, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KORNIT DIGITAL LTD.

Date: June 13, 2019	By:	/s/ Guy Avidan
Name: Guy Avidan Title: Chief Financial Officer

Exhibit Index

Exhibit	Description
1.1	Underwriting Agreement, dated as of June 13, 2019, by and among the Company, Citigroup Global Markets Inc., Goldman Sachs & Co. LLC and Barclays Capital Inc.

5.1	Opinion of Meitar Liquornik Leshem Tal, Israeli counsel to the Registrant, as to the validity of the ordinary shares (including consent).

23.1	Consent of Meitar Liquornik Geva Leshem Tal (included in Exhibit 5.1).

99.1	Press release dated June 11, 2019 and titled, “Kornit Announces Launch of Public Offering of Ordinary Shares.”

99.2	Press release dated June 13, 2019 and titled, “Kornit Announces Pricing of Public Offering of Ordinary Shares.”

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